EXHIBIT 99.1



Investor Contacts:

Cleco Corporation:
Kathleen F. Nolen
(318) 484-7687
Rodney J. Hamilton
(318) 484-7593

Analyst Inquiries:
Dresner Companies
Kristine Walczak
(312) 726-3600

Media Contact:
Cleco Corporation
Michael Burns
(318) 484-7663

For Immediate Release

Cleco Corp. Second-Quarter Results Reflect Pending State Fuel Audit Settlement
Guidance on 2004 Earnings Revised

PINEVILLE, La., Aug. 4, 2004 – Cleco Corp. (NYSE: CNL) today reported earnings of $0.21 per diluted share for the second quarter of 2004. The results compare to a loss of $1.42 per diluted share reported in the second quarter of 2003, which included an asset-impairment charge of $1.76 per diluted share relating to Perryville Energy Partners L.L.C.'s (Perryville) power plant. Without the Perryville asset-impairment charge, second quarter 2003 earnings would have totaled $0.34 per diluted share.

For the six months ended June 30, 2004, earnings totaled $0.48 per diluted share. The company recorded a loss of $1.05 per diluted share during the first half of 2003. Without the Perryville asset-impairment charge, earnings for the first half of 2003 would have been $0.71 per diluted share.

Second-quarter results for 2004 include approximately $0.14 per diluted share of costs associated with the pending settlement of the state utility commission audit of Cleco Power LLC's (Cleco Power) fuel charges for 2001 and 2002 and certain trading activities.

"The settlement certainly affected our financial results for the quarter, but we were able to put a significant amount of uncertainty behind us. Now we can focus on the opportunities ahead," President and CEO David Eppler said.

"Our first priority is to secure a low-cost, reliable supply of power. At the same time, we're continuing to improve customer service, and we're putting additional emphasis on developing the already strong relationships we have with the communities we serve," Eppler said.

<u>Summary of Financial Results:</u>

In the tables below, the diluted earnings per share of Cleco Midstream Resources LLC (Cleco Midstream) and the total diluted earnings per share data that exclude the 2003 Perryville asset-impairment charge are not measures defined under accounting principles generally accepted in the United States (GAAP). Management believes that these numbers are useful to investors in understanding the results of operations of Cleco Midstream because they illustrate the impact that the asset-impairment charge had separately from Cleco Midstream's other operational results. The Cleco Midstream and Cleco Midstream wholesale generating projects' non-GAAP earnings data presented below are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the attached Schedule I. The total earnings non-GAAP data are reconciled to their most comparable financial measure calculated and presented in accordance with GAAP in the tables below.

	Diluted Earnings per Share Three Months Ended June 30,	
Subsidiary	**2004**	**2003**
Cleco Power	$ 0.21	$ 0.32
Cleco Midstream (excluding asset-impairment charge)	0.06	0.08
Corporate and Other	(0.05)	(0.07)
Earnings from continuing operations excluding 2003 Perryville asset-impairment charge	**$ 0.22**	**$ 0.33**
Perryville asset-impairment charge	--	(1.76)
Cleco Energy LLC (Cleco Energy) discontinued operations	(0.01)	0.01
Earnings applicable to common stock	**$ 0.21**	**$ (1.42)**

	Diluted Earnings per Share Six Months Ended June 30,	
Subsidiary	**2004**	**2003**
Cleco Power	$ 0.46	$ 0.66
Cleco Midstream (excluding asset-impairment charge)	0.10	0.14
Corporate and Other	(0.08)	(0.09)
Earnings from continuing operations excluding 2003 Perryville asset-impairment charge	**$ 0.48**	**$ 0.71**
Perryville asset-impairment charge	--	(1.76)
Cleco Energy discontinued operations	**--**	**--**
Earnings applicable to common stock	**$ 0.48**	**$ (1.05)**

Results for Second Quarter 2004:

Major Reconciling Items for Second-Quarter EPS 2004 vs. 2003*:

$(1.42)		**2003 Second-Quarter Diluted EPS**
1.76		Add back: 2003 asset-impairment charge for Perryville project
(0.01)		Less: 2003 Cleco Energy contribution from discontinued operations
$ 0.33		**2003 Second-Quarter Diluted EPS excluding Perryville asset-impairment charge and Cleco Energy discontinued operations**
0.10		Higher Cleco Power revenue, net of customer refund accrual under rate stabilization plan (excludes 2004 fuel audit settlement adjustments)
(0.02)		Cleco Power 2003 FERC settlement revenue
0.02		Higher Cleco Power interest income
(0.07)		Higher Cleco Power expenses (excludes 2004 fuel audit settlement adjustments)
(0.14)		Cleco Power fuel audit settlement
	(0.21)	*Customer refunds*
	(0.03)	*Legal fees*
	0.08	*Reversal of fuel expenses related to gas transportation charges*
	0.02	*Reversal of interest charges related to gas transportation charges*
(0.06)		Lower contribution from Cleco Midstream wholesale generating projects (excluding 2003 Perryville asset-impairment charge)
0.04		Cleco Midstream 2003 FERC settlement costs
0.02		Lower corporate and other expenses
$ 0.22		**2004 Second-Quarter Diluted EPS excluding Cleco Energy discontinued operations**
(0.01)		Add: 2004 Cleco Energy loss from discontinued operations
$ 0.21		**2004 Second-Quarter Diluted EPS**

> ** Please see the Summary of Financial Results tables on page 2, which reconciles total earnings non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP, and the attached Schedule I, which reconciles the Cleco Midstream and Cleco Midstream wholesale generating projects non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.*

Cleco Power LLC

Cleco Power posted 2004 second-quarter earnings of $0.21 per diluted share, down $0.11 from earnings of $0.32 per diluted share in the same period of 2003.

Cleco Power's revenue increased by about $0.10 per share in the quarter-to-quarter comparison to 2003, net of reserves for customer refunds under the current rate stabilization plan period. Revenue from electric sales to customers grew about $0.05 per share, composed of about $0.04 per share in favorable fuel surcharge adjustments related to previously uncollected fuel costs and $0.01 per share higher second quarter 2004 revenues due to a renegotiated contract with a municipal customer.

Weather for the quarter was slightly cooler than normal and milder than spring 2003 weather. For the quarter, transmission and miscellaneous revenues were down $0.01 per share, largely due to lower transmission service revenue from the Acadia project. The quarter-to-quarter comparison of revenue also benefited from a $0.06 per share decrease in reserves for customer refunds for the current rate-monitoring period, as compared to the second quarter of 2003.

(Million kWh)	For the three months ended June 30,		
	2004	**2003**	**Change**
Electric Sales			
Residential	767	789	(2.8)%
Commercial	449	440	2.1 %
Industrial	761	661	15.1 %
Other retail	143	146	(2.1)%
Unbilled	131	169	(22.5)%
Total retail	2,251	2,205	2.1 %
Sales for resale	176	177	(0.6)%
Total retail and wholesale customer sales	**2,427**	**2,382**	**1.9 %**

Cleco Power's second quarter 2003 results included a $0.02 per share positive effect from the July 25, 2003, Federal Energy Regulatory Commission (FERC) settlement involving certain trading activities and other affiliate transactions. The settlement required refunds from Cleco Midstream subsidiaries to Cleco Power. Since Cleco Power had previously recorded estimates reflecting anticipated settlement costs, Cleco Power's earnings were positively affected, while Cleco Midstream's earnings were negatively affected. The net overall effect of the settlement to Cleco Corp.'s earnings in second quarter 2003 was a negative $0.02 per share.

Interest income for the second quarter of 2004 was up $0.02 per share in quarter-to-quarter comparisons largely due to favorable fuel surcharge adjustments related to interest on previously uncollected fuel expenses.

Expenses for Cleco Power were about $0.07 per share higher in the second quarter of 2004 than in the same period of 2003 due to approximately $0.02 per share of increased power plant and transmission maintenance costs, $0.01 per share of higher depreciation expense, $0.01 per share of higher payroll expense, $0.01 per share of higher professional fees, $0.01 per share of higher unrecovered fuel expense, and $0.01 per share of reduced administrative and general billings to joint owners of generating facilities.

The settlement of Cleco Power's 2001 and 2002 fuel audit and associated investigation and litigation of trading activities was announced on July 6. The settlement was approved by the Louisiana Public Service Commission (LPSC) on July 21 but still must be approved by a state district court where litigation involving the company's trading activities is pending. Court approval of the settlement is expected in the fourth quarter of 2004. As a result of the settlement, Cleco recorded approximately $0.14 per share of net costs in the second quarter of 2004. Customer refunds associated with the settlement are estimated to be about $0.21 per share and will be returned to customers once the district court approves the settlement. Legal fees associated with the settlement totaled approximately $0.03 per share. Offsetting those costs were an $0.08 per share benefit due to the reversal of fuel expenses related to gas transportation charges and a $0.02 per share benefit from the reversal of interest charges associated with the gas transportation charges. Both items were covered in the fuel audit settlement.

Cleco Midstream Resources LLC

Please see the attached Schedule I which reconciles the Cleco Midstream and Cleco Midstream wholesale generating projects' non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Midstream earned $0.06 per share from continuing operations in the second quarter of 2004. Cleco Midstream recorded a loss of $1.68 per share for the second quarter of 2003, which included a $1.76 per share asset-impairment charge associated with the Perryville wholesale generating project. Without the asset-impairment charge, Cleco Midstream's earnings from continuing operations would have been $0.08 per share for the second quarter of 2003.

Excluding the Perryville asset-impairment charge, earnings from Cleco Midstream's wholesale generating operations were down $0.06 per share in the second quarter of 2004 compared to the same period of 2003. The decrease can be attributed to $0.01 per share of lower tolling revenue at Cleco Evangeline LLC (Evangeline) due to reduced dispatch of the plant by the tolling counterparty, $0.01 per share of higher maintenance expenses at Acadia Power Holdings LLC (Acadia), as well as the absence of $0.04 per share of Perryville operating earnings recorded in the second quarter of 2003.

In quarter-to-quarter comparisons, Cleco Midstream's earnings were affected by 2003 expenses of $0.04 per share arising from the July 2003 FERC settlement.

Other

Corporate and other expenses decreased by $0.02 per share in the second quarter of 2004 compared to the second quarter of 2003. This decrease primarily stemmed from a positive settlement of certain outstanding state tax issues.

Due to Cleco management's decision to sell substantially all of Cleco Energy's assets, those assets are now classified as held for sale, and the related operations are classified as discontinued operations. For the second quarter of 2004, Cleco Energy's results were down $0.02 per share compared to the same quarter of 2003, largely due to an asset-impairment charge on oil and natural gas production assets.

Because Perryville was deconsolidated from Cleco Corp.'s financial statements effective with its Jan. 28, 2004, bankruptcy filing, second quarter 2004 Perryville operations are not reflected in corporate consolidated results. For the second quarter of 2004, Perryville recorded a net loss of $1.3 million.

Results for Six Months Ended June 30, 2004:

Major Reconciling Items for Six months ended June 30 EPS 2004 vs. 2003*:

$(1.05)	**2003 Six months ended June 30 Diluted EPS**
1.76	Add back: 2003 asset-impairment charge for Perryville project
$ 0.71	**2003 Six months ended June 30 Diluted EPS excluding Perryville asset-impairment charge**
0.11	Higher Cleco Power revenue, net of customer refund accrual under rate stabilization plan (excludes 2004 fuel audit settlement adjustments)
(0.15)	Higher Cleco Power expenses (excludes 2004 fuel audit settlement adjustments)
(0.02)	Cleco Power 2003 FERC settlement revenue
0.02	Higher Cleco Power interest income
(0.02)	Effect of higher effective tax rate on Cleco Power
(0.14)	Cleco Power fuel audit settlement
(0.21)	*Customer refunds*
(0.03)	*Legal fees*
0.08	*Reversal of fuel expenses related to gas transportation charges*
0.02	*Reversal of interest charges related to gas transportation charges*
(0.08)	Lower contribution from Midstream wholesale generating projects (excluding 2003 Perryville asset-impairment charge)
0.04	Midstream 2003 FERC settlement costs
0.01	Lower corporate and other expenses
$ 0.48	**2004 Six months ended June 30 Diluted EPS**

* Please see the Summary of Financial Results tables on page 2, which reconciles total earnings non-GAAP data to their most comparable financial measure calculated and presented in accordance with GAAP, and the attached Schedule I, which reconciles the Cleco Midstream and Midstream wholesale generating projects' non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Power LLC

Cleco Power posted earnings of $0.46 per diluted share for the first six months of 2004, down $0.20 from earnings of $0.66 per diluted share in the same period of 2003.

Cleco Power's revenue increased by about $0.11 per share in the period-to-period comparison to 2003, net of reserves for customer refunds under the current rate stabilization plan period. Revenue from electric sales to customers grew about $0.06 per share, consisting of $0.04 per share of favorable fuel surcharge adjustments related to previously uncollected fuel costs and $0.02 per share of higher 2004 revenues from a renegotiated contract with a municipal customer. During the period, transmission services and miscellaneous revenues were down $0.02 per share, largely due to lower transmission service revenue from the Acadia project. The year-to-year comparison of revenue also benefited from a $0.07 per share decrease in reserves for customer refunds for the current rate-monitoring period.

(Million kWh)	For the six months ended June 30,		
	2004	**2003**	**Change**
Electric Sales			
Residential	1,589	1,595	(0.4)%
Commercial	855	833	2.6 %
Industrial	1,421	1,319	7.7 %
Other retail	276	280	(1.4)%
Unbilled	50	89	(43.8)%
Total retail	4,191	4,116	1.8 %
Sales for resale	363	340	6.8 %
Total retail and wholesale customer sales	**4,554**	**4,456**	**2.2 %**

Cleco Power's results for the first half of 2003 included a $0.02 per share positive effect from the July 2003 FERC settlement discussed above.

Interest income for the first half of 2004 was up $0.02 per share period-to-period, largely due to favorable fuel surcharge adjustments related to interest on previously uncollected fuel expenses.

Expenses for Cleco Power were about $0.15 per share higher during the first half of 2004 compared to the same period of 2003. That increase was due to about $0.04 per share in higher pension and retirement benefit costs, $0.03 per share in higher power plant and transmission maintenance costs, $0.02 per share in higher capacity charges and other non-recoverable fuel expenses, $0.01 per share in higher unrecovered fuel costs, $0.02 per share in higher depreciation expense, $0.01 per share in higher professional fees, $0.01 per share in lower administrative and general billings to joint owners of generating facilities, and $0.01 per share in higher other miscellaneous expenses.

During the first half of 2004, Cleco recorded approximately $0.14 per share of net costs relating to the fuel audit settlement. Customer refunds as a result of the settlement are estimated to be about $0.21 per share, and legal fees associated with the settlement totaled approximately $0.03 per share. Offsetting those costs were an $0.08 per share benefit due to the reversal of fuel expenses related to gas transportation charges and a $0.02 per share benefit due to the reversal of interest charges associated with the gas transportation charges, both of which were covered in the fuel audit settlement.

A higher effective tax rate in the first half of 2004 compared to the first six months of 2003 resulted in $0.02 per share lower earnings in the period-to-period comparison. The 2003 tax rate was lower due to the utilization of a 2002 state tax net operating loss.

Cleco Midstream Resources LLC

Please see the attached Schedule I which reconciles the Cleco Midstream and Cleco Midstream wholesale generating projects' non-GAAP earnings data to their most comparable financial measure calculated and presented in accordance with GAAP.

Cleco Midstream earned $0.10 per share from continuing operations during the first six months of 2004. Cleco Midstream posted a loss of $1.62 per share for the same 2003 period, which included a $1.76 per share asset-impairment charge associated with the Perryville wholesale generating project. Without the asset-impairment charge, Cleco Midstream's earnings from continuing operations would have been $0.14 per share for the 2003 period.

Excluding the Perryville asset-impairment charge, earnings from Cleco Midstream's wholesale generating operations were down $0.08 per share in the first half of 2004. The decrease is due to $0.17 per share of lower Perryville operating earnings recorded in the first half of 2004, partially offset by $0.01 per share of lower interest expense at Acadia, as well as the absence of $0.08 of Evangeline maintenance expenses recorded during the first half of 2003.

In period-to-period comparisons, Cleco Midstream's earnings were affected by 2003 expenses of $0.04 per share arising from the July 2003 FERC settlement.

Other

Corporate and other expenses decreased by $0.01 per share in the first six months of 2004 compared to the same 2003 period. This decrease primarily stemmed from a positive settlement of certain outstanding state tax issues.

Because of Cleco management's decision to sell substantially all of Cleco Energy's assets, those assets are now classified as held for sale, and the related operations are classified as discontinued operations. For the first half of 2004, Cleco Energy's results were comparable to the same 2003 period.

Because Perryville was deconsolidated from Cleco Corp.'s financial statements effective with its Jan. 28, 2004, bankruptcy filing, 2004 Perryville operations are only reflected in corporate consolidated results prior to that date. For the first six months of 2004, Perryville recorded a net loss of $2.3 million following its deconsolidation.

2004 Update:

"By the end of August, we will have issued our formal request for proposals for up to 1,000 megawatts of power to replace expiring contracts and allow for load growth. We're also looking for proposals for up to 800 megawatts to replace older natural gas-fired units," Eppler said. "We delayed the process in conjunction with the LPSC to make sure the evaluation of all proposals is as precise as it can be.

"Our goal is to come out of the process with a generation portfolio that provides a measure of price stability to our customers.

"In the meantime, Cleco Power's wholesale energy services unit extended an all-requirements contract with a municipal customer by three years. The contract now runs through 2009. We also signed a new five-year energy management contract with an existing municipal customer, another sign of the strong working relationships we've built with the communities in our service territory.

"We cooperated closely with the city of Alexandria and state officials in helping convince Union Tank Car Co. to build a $100 million state-of-the-art manufacturing plant in an area adjacent to England Industrial Airpark," Eppler said. "The plant's 850 jobs will have a significant ripple effect across all segments of central Louisiana's economy."

Eppler added, "We're in the process of selling the assets of our Cleco Energy business, which owns natural gas pipelines and production assets in Texas and Louisiana. If all goes according to plan, we should complete the sale of those assets in two separate transactions before the end of the year. Unfortunately, that business did not meet our expectations."

"Last quarter we offered 2004 earnings guidance of $1.25 to $1.35 per share," Eppler said. "Based on the costs we incurred from the fuel audit settlement, we are revising that guidance range down 5 cents to $1.20 to $1.30 per share. Those targets assume continued normal weather for utility power sales and continued performance of the tolling contracts at Acadia and Evangeline. The targets do not include results from Perryville after January 28, 2004."

Cleco management will discuss the company's 2004 second-quarter results during a conference call scheduled for 11 a.m. EDT (10 a.m. CDT) Thursday, Aug. 5, 2004. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "2nd Quarter 2004 Earnings Conference Call.

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Cleco Evangeline LLC*
> *Perryville Energy Partners, L.L.C.; Perryville Energy Holdings LLC*
> *Acadia Power Partners LLC; Acadia Power Holdings LLC*
> *Cleco Energy LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC; CLE Resources, Inc.)*

Cleco Corp. is a regional energy services company headquartered in Pineville, La. It operates a regulated electric utility company that serves 264,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 2,100 megawatts of generating capacity, including the Perryville plant, a 718-megawatt plant. The sale of the Perryville plant to Entergy Louisiana Inc. is pending. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

Schedule I
Reconciliation of Midstream and Midstream Wholesale Generating Projects Non-GAAP Earnings Data
to Their Most Comparable Financial Measure Calculated and Presented in Accordance with GAAP

	Diluted Earnings per Share	
	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Cleco Midstream Resources earnings from continuing operations	$ (1.68)	$ (1.62)
Add: Perryville asset-impairment charge	$ 1.76	$ 1.76
Cleco Midstream Resources earnings from continuing operations (excluding asset-impairment charge)	$ 0.08	$ 0.14
Cleco Midstream wholesale generating operations (Evangeline, Acadia, and Perryville projects)	$ (1.63)	$ (1.56)
Add: Perryville asset-impairment charge	$ 1.76	$ 1.76
Cleco Midstream wholesale generating operations (excluding asset-impairment charge)	$ 0.13	$ 0.20

	Comparison of Diluted Earnings Per Share For the Three Months Ended June 30,		
	2004	2003	Variance
Cleco Midstream Resources earnings from continuing operations	$ 0.06	$ (1.68)	$ 1.74
Add: Perryville asset-impairment charge	--	$ 1.76	$ (1.76)
Cleco Midstream Resources earnings from continuing operations (excluding asset-impairment charge)	$ 0.06	$ 0.08	$ (0.02)
Cleco Midstream wholesale generating operations	$ 0.07	$ (1.63)	$ 1.70
Add: Perryville asset-impairment charge	--	$ 1.76	$ (1.76)
Cleco Midstream wholesale generating operations (excluding asset-impairment charge)	$ 0.07	$ 0.13	$ (0.06)

	Comparison of Diluted Earnings Per Share For the Six Months Ended June 30,		
	2004	2003	Variance
Cleco Midstream Resources earnings from continuing operations	$ 0.10	$ (1.62)	$ 1.72
Add: Perryville asset-impairment charge	--	$ 1.76	$ (1.76)
Cleco Midstream Resources earnings from continuing operations (excluding asset-impairment charge)	$ 0.10	$ 0.14	$ (0.04)
Cleco Midstream wholesale generating operations	$ 0.12	$ (1.56)	$ 1.68
Add: Perryville asset-impairment charge	--	$ 1.76	$ (1.76)
Cleco Midstream wholesale generating operations (excluding asset-impairment charge)	$ 0.12	$ 0.20	$ (0.08)

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended June 30,	2004	2003
Operating revenue		
Electric operations	$ **176,292**	$ 171,267
Tolling operations	**--**	28,032
Energy trading, net	**--**	(56)
Other operations	**6,989**	8,223
Affiliate revenue	**2,152**	--
Gross operating revenue	**185,433**	207,466
Electric customer credits	**(19,111)**	(8,500)
Net operating revenue	**166,322**	198,966
Operating expenses		
Fuel used for electric generation	**19,707**	36,793
Power purchased for utility customers	**71,795**	57,831
Other operations	**21,954**	27,155
Maintenance	**10,896**	10,891
Depreciation	**14,432**	18,125
Impairment of long-lived assets	**--**	134,773
Taxes other than income taxes	**9,767**	9,829
Total operating expenses	**148,551**	295,397
Operating income (loss)	**17,771**	(96,431)
Interest income	**2,031**	720
Allowance for other funds used during construction	**884**	717
Equity income from investees	**9,153**	7,795
Other income	**151**	--
Other expense	**(293)**	(2,175)
Income (loss) before interest charges	**29,697**	(89,374)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**11,096**	18,321
Allowance for borrowed funds used during construction	**(287)**	(151)
Total interest charges	**10,809**	18,170
Net income (loss) from continuing operations before income taxes and preferred dividends	**18,888**	(107,544)
Federal and state income tax expense (benefit)	**7,919**	(40,794)
Net income (loss) from continuing operations	**10,969**	(66,750)
Discontinued operations		
(Loss) income from discontinued operations, net of income taxes	**(288)**	349
Net income (loss) before preferred dividends	**10,681**	(66,401)
Preferred dividends requirements, net	**778**	457
Net income (loss) applicable to common stock	$ **9,903**	$ (66,858)

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended June 30,	2004	2003
Average shares of common stock outstanding		
Basic	**47,078,622**	47,225,304
Diluted	**47,113,599**	47,225,304
Basic earnings per share		
From continuing operations	**$ 0.22**	$ (1.43)
From discontinued operations	**$ (0.01)**	$ 0.01
Net income (loss) applicable to common stock	**$ 0.21**	$ (1.42)
Diluted earnings per share		
From continuing operations	**$ 0.22**	$ (1.43)
From discontinued operations	**$ (0.01)**	$ 0.01
Net income (loss) applicable to common stock	**$ 0.21**	$ (1.42)
Cash dividends paid per share of common stock	**$ 0.225**	$ 0.225

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands, except share and per share amounts)
(UNAUDITED)

For the six months ended June 30,	2004	2003
Operating revenue		
Electric operations	$ **325,671**	$ 310,134
Tolling operations	**10,255**	51,809
Energy trading, net	**--**	(425)
Other operations	**13,894**	15,763
Affiliate revenue	**2,984**	--
Gross operating revenue	**352,804**	377,281
Electric customer credits	**(19,833)**	(9,411)
Net operating revenue	**332,971**	367,870
Operating expenses		
Fuel used for electric generation	**49,850**	69,496
Power purchased for utility customers	**126,904**	100,427
Other operations	**41,659**	42,483
Maintenance	**19,503**	20,226
Depreciation	**30,643**	41,666
Impairment of long-lived assets	**--**	134,773
Taxes other than income taxes	**19,749**	19,676
Total operating expenses	**288,308**	428,747
Operating income (loss)	**44,663**	(60,877)
Interest income	**2,405**	1,393
Allowance for other funds used during construction	**1,726**	1,627
Equity income from investees	**17,811**	15,601
Other income	**101**	368
Other expense	**(623)**	(3,519)
Income (loss) before interest charges	**66,083**	(45,407)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**29,014**	35,832
Allowance for borrowed funds used during construction	**(570)**	(356)
Total interest charges	**28,444**	35,476
Net income (loss) from continuing operations before income taxes and preferred dividends	**37,639**	(80,883)
Federal and state income tax expense (benefit)	**13,450**	(32,409)
Net income (loss) from continuing operations	**24,189**	(48,474)
Discontinued operations		
Loss from discontinued operations, net of income taxes	**(130)**	(114)
Net income (loss) before preferred dividends	**24,059**	(48,588)
Preferred dividends requirements, net	**1,277**	934
Net income (loss) applicable to common stock	$ **22,782**	$ (49,522)

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

For the six months ended June 30,	2004	2003
Average shares of common stock outstanding		
Basic	**46,994,132**	47,138,454
Diluted	**47,033,900**	47,138,454
Basic earnings per share		
From continuing operations	**$ 0.48**	$ (1.05)
From discontinued operations	**$ --**	$ --
Net income (loss) applicable to common stock	**$ 0.48**	$ (1.05)
Diluted earnings per share		
From continuing operations	**$ 0.48**	$ (1.05)
From discontinued operations	**$ --**	$ --
Net income (loss) applicable to common stock	**$ 0.48**	$ (1.05)
Cash dividends paid per share of common stock	**$ 0.45**	$ 0.45

CLECO CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	At June 30, 2004	At June 30, 2003
Assets		
Current Assets		
Cash and cash equivalents	$ 61,862	$ 62,291
Account receivable, net	63,042	75,054
Other current assets	94,311	90,716
Total Current Assets	219,215	228,061
Property, plant & equipment, net	1,049,347	1,412,285
Equity investment in investee	312,549	270,091
Prepayments, deferred charges and other	171,354	246,079
Total Assets	$1,752,465	$2,156,516
Liabilities		
Current Liabilities		
Short-term debt	$ 166,076	$ 221,951
Accounts payable	79,093	77,492
Other current liabilities	71,567	72,008
Total Current Liabilities	316,736	371,451
Deferred credits and other liabilities	482,686	366,736
Long-term debt, net	450,585	906,450
Total Liabilities	1,250,007	1,644,637
Shareholders' Equity		
Preferred stock	18,981	18,309
Common shareholder's equity	487,167	496,478
Other comprehensive income	(3,690)	(2,908)
Total Shareholders' Equity	502,458	511,879
Total Liabilities and Shareholders' Equity	$1,752,465	$2,156,516

###

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the completion of the pending sale of the Perryville plant, the resolution of damage claims against Mirant Corp. and certain of its subsidiaries, the approval of the Cleco Power fuel audit settlement by the 27th Judicial District Court, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.